Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

SECOND QUARTER 2020 RESULTS

•	Results highlight value of diverse business portfolio, global reach, resilience of lottery, and swift response to unprecedented conditions

•	Liquidity and net debt improved on positive cash flow performance; generated $168 million in cash from operating activities and $107 million in free cash flow during the second quarter

•	Net loss of $280 million; adjusted net loss of $121 million

•	Delivered $168 million in adjusted EBITDA with important contribution from strict cost discipline

•	On track to achieve $500 million in 2020 cost reduction/avoidance; identified over $200 million in longer-term, structural and discretionary cost savings

LONDON – August 4, 2020 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter ended June 30, 2020. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“Our second quarter results reflect the intense impact of global lockdowns caused by the pandemic,” said Marco Sala, CEO of IGT. “That said, thanks to strong North America Lottery performance and our swift adoption of cost-saving and avoidance measures, we delivered better cash flow than we expected back in May. Our resilience is a direct consequence of the diversity of our global portfolio of products and solutions. The improving trends we are currently seeing are encouraging, but we remain prudent with our planning. Our new organizational structure enhances our readiness to adapt to changes in market conditions.”

“Cash generation and liquidity remain our top financial priority,” said Max Chiara, CFO of IGT. “The proactive efficiency initiatives and focused capital markets activity we executed in the quarter have us tracking ahead of plan on all key measures and we expect to deliver positive free cash flow this fiscal year. We have the resources we need to navigate the impact COVID-19 is having on our business and we are making important, strategic decisions to enhance our operational flexibility. This includes over $200 million in structural and discretionary cost savings compared to pre-pandemic levels.”

Overview of Consolidated Second Quarter 2020 Results

	Quarter Ended June 30,		Y/Y Change	Constant Currency Change
	2020	2019	(%)	(%)

(In $ millions, unless otherwise noted)
Revenue	637	1,234	-48%	-48%
Operating (loss)/income	(94)	224	NM
Net (loss)/income per diluted share	($1.37)	$0.02	NM
Adjusted EBITDA	168	454	-63%	-63%
Adjusted net (loss)/income per diluted share	($0.59)	$0.44	NM
Net debt	7,289	7,637	-5%

Note: Adjusted EBITDA and adjusted net (loss)/income per diluted share are non-GAAP financial measures. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Second quarter 2020 results reflect the impact of global COVID-19 restrictions. Revenue was down across all business segments and all primary revenue streams except for digital activities, where revenue increased 35%. Progressive easing of restrictions during the quarter and cost-saving initiatives helped mitigate impact.

Financial highlights:

Consolidated revenue of $637 million, down 48% from the prior year

•	Global gaming revenue declined 72%, driven by the closure of casinos and gaming halls, fewer unit shipments, and lower systems and software sales compared to the prior year
•	Global lottery revenue down 26% on reduced traffic to points of sale and temporary game shutdowns in Italy
•	Gaming and lottery trends improved each month as venues re-opened and restrictions eased

Operating loss of $94 million, down from income of $224 million in the prior year

•	Lower profit contribution from reduced business volumes
•	Includes $43 million in restructuring expense
•	Oklahoma strategic transaction and high-margin poker and systems sales embedded in the prior year
•	Accelerating benefit from actions taken to reduce costs

Net interest expense of $96 million compared to $104 million in the prior year

•	Capital market transactions drive lower cost of debt

Benefit from income taxes of $11 million, compared to a provision of $63 million, driven by lower pre-tax income

Net loss attributable to IGT was $280 million; adjusted net loss attributable to IGT of $121 million versus adjusted net income of $91 million in the prior year

•	Reflects operating loss and higher foreign exchange and debt extinguishment losses in the current year

Net loss per diluted share of $1.37; adjusted net loss per diluted share of $0.59 compared to adjusted net income of $0.44 in the prior year

Adjusted EBITDA of $168 million compared to $454 million in the prior-year period

Net debt of $7.29 billion improved $93 million from $7.38 billion at December 31, 2019; Net debt to LTM adjusted EBITDA of 5.52x, up from 4.31x at December 31, 2019, primarily due to lower EBITDA in the first half of 2020

Cash and Liquidity Update

•	Preserving cash and liquidity is the top financial priority
•	At June 30, 2020, liquidity totalled $2.3 billion, comprised of $1.3 billion in unrestricted cash and $1.0 billion available under revolving credit facilities

Other Developments

•	In an effort to accelerate the Company’s response to market conditions, over $200 million has been identified in structural cost savings compared to pre-pandemic levels. These savings are mostly expected in 2021 and to come from:
o	Eliminating duplicative functions and streamlining back-office activities
o	Optimizing the global investment in technology to focus on value-accretive know-how
o	Rationalizing R&D based on disciplined risk/return priorities
o	Optimizing our supply chain for maximum cost efficiency

•	Issuance of $750 million 5.25% Notes due 2029, as previously announced
o	$500 million of net proceeds used to fund a partial tender of 6.25% Notes due 2022
o	Lowest USD-denominated coupon ever issued by the Company
o	Longest duration issuance since 2015

Conference Call and Webcast

August 4, 2020, at 8:00 a.m. EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•	US/Canada toll-free dial-in number: +1 844 842 7999
•	Outside the US/Canada toll-free number: +1 612 979 9887
•	Conference ID/confirmation code: 4889985
•	A telephone replay of the call will be available for one week
o	US/Canada replay number: +1 855 859 2056
o	Outside the US/Canada replay number: +1 404 537 3406
o	ID/Confirmation code: 4889985

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2020 are calculated using the same foreign exchange rates as the corresponding 2019 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452;

outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190

Second Quarter Operating Segment Review

North America Gaming & Interactive

Select Financial Data				As	Constant	Key Performance Indicators			%
3 Month Period Ended June 30th		Q2 '20	Q2 '19	Reported	FX	3 Month Period Ended June 30th	Q2 '20	Q2 '19	Change
Gaming	Total revenue	92	268	-66%	-66%	Installed base units (end of period)
	Gaming services	47	165	-72%	-72%	Casino	18,410	21,073	-12.6%
	Terminal	22	106	-79%	-79%	Casino - L/T lease (1)	930	-
	Other	25	59	-58%	-58%	Total Installed base units	19,340	21,073	-8.2%
	Product sales	45	104	-56%	-56%	(1) Yield calculations should exclude these units due to
	Terminal	40	73	-45%	-45%	accounting treatment as sales-type leases
	Other	5	30	-84%	-84%
						Machine units shipped
Other	Total revenue	4	6	-30%	-30%	New/expansion	1,382	438	215.5%
	Service revenue	4	6	-35%	-35%	Replacement	1,344	4,223	-68.2%
	Product revenue	0	0	0%	0%	Total machines shipped	2,726	4,661	-41.5%

Total	Revenue	96	274	-65%	-65%
	Operating (Loss)/Income	(20)	85	NM	NM

Revenue of $96 million, down from $274 million in the prior-year period

•	Gaming service revenue of $47 million
o	Casino closures impact terminal revenue
o	Drop in other revenue reflects multi-year poker license in the prior year
•	Gaming product sales revenue of $45 million
o	New/expansion shipments driven by 977 historical horse racing units
o	Shipped 1,344 replacement units
o	Systems revenue down from high level in the prior year

Operating loss of $20 million compared to operating income of $85 million in the prior year

•	Impact of casino closures
•	Oklahoma strategic transaction and high-margin poker and systems sales in the prior year
•	Partly offset by benefit from cost-saving initiatives

North America Lottery

Select Financial Data				As	Constant	Key Performance Indicators			%
3 Month Period Ended June 30th		Q2 '20	Q2 '19	Reported	FX	3 Month Period Ended June 30th	Q2 '20	Q2 '19	Change
Gaming	Total revenue	20	37	-47%	-46%	Installed base units (end of period)
	Gaming services	19	37	-48%	-47%	VLT - Government sponsored	13,559	14,215	-4.6%
	Terminal	1	25	-94%	-94%
	Other	18	12	45%	48%	Lottery same-store revenue growth
	Product sales	1	1	17%	17%	Instant ticket & draw games			10.5%
						Multistate jackpots			-28.0%
Lottery	Total revenue	254	270	-6%	-6%	Total lottery same-store revenue growth			6.2%
	Lottery services	234	238	-2%	-2%
	FMC	214	202	6%	6%
	Instant ticket & draw games	184	168	9%	9%
	Other services	29	34	-13%	-13%
	LMA	20	36	-43%	-43%
	Product sales	19	32	-40%	-40%

Other	Total revenue	0	1	-87%	-87%
	Service revenue	0	1	-87%	-87%

Total	Revenue	273	309	-12%	-11%
	Operating income	75	78	-4%	-3%

Revenue of $273 million, down from $309 million in the prior-year period

•	Lottery service revenue of $234 million, down 2%
o	Strong double-digit same-store revenue growth for instant ticket & draw games nearly offsets impact of mobility restrictions and lower jackpot activity
o	LMA revenue reflects reduced play levels in NJ and lower pass-through revenue
•	Gaming service revenue impacted by closure of VLT venues, partly offset by growth in Canada iGaming
•	Product sales revenue reflects lower systems revenue

Operating income of $75 million compared to $78 million in the prior year

•	Same-store revenue growth and cost-saving initiatives mostly offset lower gaming and LMA contributions

International

Select Financial Data				As	Constant	Key Performance Indicators			%
3 Month Period Ended June 30th		Q2 '20	Q2 '19	Reported	FX	3 Month Period Ended June 30th	Q2 '20	Q2 '19	Change
Gaming	Total revenue	21	142	-85%	-85%	Installed base units (end of period)
	Gaming services	12	28	-57%	-56%	Casino	9,724	10,039	-3.1%
	Terminal	1	12	-95%	-94%	VLT - Government sponsored	5,110	4,436	15.2%
	Other	11	16	-28%	-25%	Total installed base units	14,834	14,475	2.5%
	Product sales	9	114	-92%	-92%
	Terminal	4	82	-95%	-95%	Machine units shipped
	Other	6	33	-83%	-83%	New/expansion	61	700	-91.3%
						Replacement	208	5,863	-96.5%
Lottery	Total revenue	55	70	-22%	-19%	Total machines shipped	269	6,563	-95.9%
	Lottery services	52	67	-22%	-19%
	FMC	52	67	-22%	-19%	Lottery same-store revenue growth
	Instant ticket & draw games	34	53	-35%	-33%	Instant ticket & draw games			-28.2%
	Other services	18	14	27%	34%	Multistate jackpots			-7.8%
	Product sales	2	3	-22%	-21%	Total lottery same-store revenue growth			-27.1%

Other	Total revenue	7	17	-55%	-48%
	Service revenue	7	16	-55%	-48%
	Product sales	0	0	-65%	-64%

Total	Revenue	84	229	-64%	-62%
	Operating (Loss)/Income	(20)	30	NM	NM

Revenue of $84 million, down from $229 million in the prior-year period

•	Lottery service revenue of $52 million
o	Same-store revenue growth impacted by mobility restrictions and shutdown of games in certain markets; trends progressively improving as restrictions ease
•	Gaming product sales of $9 million
o	Fewer unit shipments, primarily in Latin America, impact terminal revenue; VLT shipments to Sweden in prior year
o	Other product sales reflect Italy AWP upgrades in the prior year
•	Gaming service revenue lower on casino closures; installed base stable

Operating loss of $20 million compared to operating income of $30 million in the prior year

•	Impact of lower unit volume and revenue mix
•	Partly offset by benefit from cost-saving initiatives

Italy

Select Financial Data				As	Constant	Key Performance Indicators			%
3 Month Period Ended June 30th		Q2 '20	Q2 '19	Reported	FX	3 Month Period Ended June 30th	Q2 '20	Q2 '19	Change
Gaming	Total revenue	33	153	-78%	-78%	(In € millions, except machines)
	Gaming services	33	153	-78%	-78%	Lottery
	Terminal	12	136	-91%	-91%	Lotto wagers	914	2,064	-55.7%
	Other	21	17	25%	27%	10eLotto	610	1,507	-59.5%
	Product sales	0	0	-98%	-98%	Core	256	479	-46.5%
						Late numbers	21	31	-32.4%
Lottery	Total revenue	86	190	-55%	-55%	MillionDAY	26	47	-43.6%
	Lottery services	86	190	-55%	-55%
	FMC	86	190	-55%	-55%	Scratch & Win wagers	1,649	2,257	-27.0%
	Instant ticket & draw games	133	238	-44%	-44%
	Other services	(47)	(48)	-1%	0%	Italy lottery revenue growth			-54.8%
	Product sales	0	0	0%	0%
						Gaming
Other	Total revenue	66	79	-17%	-15%	Installed base (end of period)
	Service revenue	66	79	-17%	-15%	VLT - Operator (B2C)	10,844	10,929	-0.8%
	Product sales	0	0	0%	0%	VLT - Supplier (B2B)	7,253	7,524	-3.6%
						AWP	37,138	40,268	-7.8%
Total	Revenue	184	422	-56%	-56%	Total installed base	55,235	58,721	-5.9%
	Operating (Loss)/Income	(7)	133	NM	NM
						Wagers
						VLT - Operator (B2C)	150	1,427	-89.5%
						AWP	83	916	-90.9%
						Interactive wagers (gaming)	729	508	43.7%

						Other
						Sports betting wagers (1)	79	252	-68.5%
						Sports betting payout (%) (1)	88.1%	82.2%	5.9 pp

						(1) Includes virtual wagers and pools & horses

Revenue of $184 million, down from $422 million in the prior-year period

•	Lottery service revenue reflects timing of game reopening and points of sale restrictions; trends improve each month in the quarter
•	Gaming service revenue reflects closure of gaming halls
•	Interactive wagers rise 44%
•	Commercial services revenue higher, more than offset by lower sports betting activity

Operating loss of $7 million compared to operating income of $133 million in the prior year

•	Impact of COVID-19 restrictions
•	Partly offset by benefit from cost-saving initiatives

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	June 30,
	2020	2019

Service revenue	560,338	980,031
Product sales	77,146	254,222
Total revenue	637,484	1,234,253

Cost of services	416,660	594,598
Cost of product sales	67,207	160,786
Selling, general and administrative	171,950	213,263
Research and development	31,335	65,383
Restructuring expense	43,429	2,412
Other operating expense (income), net	1,009	(25,904)
Total operating expenses	731,590	1,010,538

Operating (loss) income	(94,106)	223,715

Interest expense, net	(95,599)	(103,860)
Foreign exchange loss, net	(74,384)	(41,061)
Other (expense) income, net	(29,374)	23,493
Total non-operating expenses	(199,357)	(121,428)

(Loss) income before (benefit from) provision for income taxes	(293,463)	102,287

(Benefit from) provision for income taxes	(11,321)	63,300

Net (loss) income	(282,142)	38,987

Less: Net (loss) income attributable to non-controlling interests	(2,526)	34,131

Net (loss) income attributable to IGT PLC	(279,616)	4,856

Net (loss) income attributable to IGT PLC per common share - basic	(1.37)	0.02
Net (loss) income attributable to IGT PLC per common share - diluted	(1.37)	0.02

Weighted-average shares - basic	204,748	204,407
Weighted-average shares - diluted	204,748	204,412

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the six months ended
	June 30,
	2020	2019

Service revenue	1,343,639	1,971,062
Product sales	234,040	408,107
Total revenue	1,577,679	2,379,169

Cost of services	938,487	1,189,925
Cost of product sales	158,306	260,971
Selling, general and administrative	335,543	415,100
Research and development	92,072	131,501
Restructuring expense	47,053	5,701
Goodwill impairment (1)	296,000	-
Other operating expense (income), net	1,603	(25,896)
Total operating expenses	1,869,064	1,977,302

Operating (loss) income	(291,385)	401,867

Interest expense, net	(196,261)	(206,929)
Foreign exchange (loss) gain, net	(4,024)	17,541
Other (expense) income, net	(32,760)	22,995
Total non-operating expenses	(233,045)	(166,393)

(Loss) income before (benefit from) provision for income taxes	(524,430)	235,474

(Benefit from) provision for income taxes	(8,189)	115,992

Net (loss) income	(516,241)	119,482

Less: Net income attributable to non-controlling interests	11,663	74,372

Net (loss) income attributable to IGT PLC	(527,904)	45,110

Net (loss) income attributable to IGT PLC per common share - basic	(2.58)	0.22
Net (loss) income attributable to IGT PLC per common share - diluted	(2.58)	0.22

Weighted-average shares - basic	204,591	204,309
Weighted-average shares - diluted	204,591	204,532

(1) Reduces the carrying value of the International and North America Gaming & Interactive segments by $193 million and $103 million, respectively

International Game Technology PLC

Consolidated Balance Sheets

($ thousands)

Unaudited

	June 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	1,346,741	662,934
Restricted cash and cash equivalents	183,021	231,317
Trade and other receivables, net	860,351	1,006,127
Inventories	173,022	161,790
Other current assets	574,549	571,869
Total current assets	3,137,684	2,634,037
Systems, equipment and other assets related to contracts, net	1,214,903	1,307,940
Property, plant and equipment, net	139,634	146,055
Operating lease right-of-use-assets	336,561	341,538
Goodwill	5,150,931	5,451,494
Intangible assets, net	1,722,325	1,836,002
Other non-current assets	1,791,246	1,927,524
Total non-current assets	10,355,600	11,010,553
Total assets	13,493,284	13,644,590

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	1,103,975	1,120,922
Current portion of long-term debt	358,336	462,155
Short-term borrowings	79,291	3,193
Other current liabilities	939,440	882,081
Total current liabilities	2,481,042	2,468,351
Long-term debt, less current portion	8,198,124	7,600,169
Deferred income taxes	331,919	366,822
Operating lease liabilities	309,556	310,721
Other non-current liabilities	378,515	413,549
Total non-current liabilities	9,218,114	8,691,261
Total liabilities	11,699,156	11,159,612
Commitments and contingencies
Shareholders' equity	1,794,128	2,484,978
Total liabilities and shareholders' equity	13,493,284	13,644,590

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the six months ended
	June 30,
	2020	2019
Cash flows from operating activities
Net (loss) income	(516,241)	119,482
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Goodwill impairment	296,000	-
Depreciation	198,248	209,271
Amortization	135,957	137,201
Amortization of upfront license fees	101,347	103,935
Loss on extinguishment of debt	28,277	9,628
Debt issuance cost amortization	10,297	11,523
Foreign exchange loss (gain), net	4,024	(17,541)
Loss (gain) on sale of assets	66	(63,239)
Stock-based compensation	(11,806)	12,502
Deferred income taxes	(36,705)	6,515
Other non-cash items, net	2,504	31,392
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	139,578	49,059
Inventories	(5,978)	802
Accounts payable	(5,662)	(57,317)
Other assets and liabilities	(14,807)	38,508
Net cash provided by operating activities	325,099	591,721

Cash flows from investing activities
Capital expenditures	(160,179)	(231,003)
Proceeds from sale of assets	5,185	65,429
Other	10,897	2,545
Net cash used in investing activities	(144,097)	(163,029)

Cash flows from financing activities
Proceeds from long-term debt	1,475,071	846,975
Net proceeds from short-term borrowings	74,927	19,573
Net receipts from (payments of) financial liabilities	36,468	(11,395)
Debt issuance costs paid	(19,616)	(5,934)
Payments in connection with extinguishment of debt	(25,000)	(8,598)
Dividends paid	(40,887)	(81,729)
Principal payments on long-term debt	(959,275)	(833,129)
Capital increase - non-controlling interests	2,030	1,075
Return of capital - non-controlling interests	-	(70,399)
Dividends paid - non-controlling interests	(91,376)	(129,394)
Other	(6,058)	(6,733)
Net cash provided by (used in) financing activities	446,284	(279,688)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	627,286	149,004
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	8,225	(3,748)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	894,251	511,777
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,529,762	657,033

Supplemental Cash Flow Information:
Interest paid	(230,864)	(211,591)
Income taxes paid	(17,795)	(49,777)

International Game Technology PLC

Net Debt

($ thousands)

Unaudited

	June 30,	December 31,
	2020	2019

6.250% Senior Secured Notes due February 2022 (1)	1,005,593	1,491,328
4.750% Senior Secured Notes due February 2023 (2)	946,301	948,382
5.350% Senior Secured Notes due October 2023 (1)	60,836	60,885
3.500% Senior Secured Notes due July 2024 (2)	555,981	557,331
6.500% Senior Secured Notes due February 2025 (1)	1,090,786	1,089,959
3.500% Senior Secured Notes due June 2026 (2)	832,943	835,105
6.250% Senior Secured Notes due January 2027 (1)	743,765	743,387
2.375% Senior Secured Notes due April 2028 (2)	554,908	556,403
5.250% Senior Secured Notes due January 2029 (1)	742,827	-
Senior Secured Notes, long-term	6,533,940	6,282,780

Term Loan Facilities due January 2023 (2)	950,265	1,317,389
Revolving Credit Facilities due July 2024 (1) (2)	713,919	-
Long-term debt, less current portion	8,198,124	7,600,169

4.750% Senior Secured Notes due March 2020 (2)	-	434,789
5.500% Senior Secured Notes due June 2020 (1)	-	27,366
Term Loan Facilities due January 2023 (2)	358,336	-
Current portion of long-term debt	358,336	462,155

Short-term borrowings	79,291	3,193
Total debt	8,635,751	8,065,517

Less: Cash and cash equivalents	1,346,741	662,934
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	-	20,464

Net debt	7,289,010	7,382,119

(1) U.S. dollar-denominated debt

(2) Euro-denominated debt

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC

Reconciliations of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	June 30,
	2020	2019

Net (loss) income	(282,142)	38,987
(Benefit from) provision for income taxes	(11,321)	63,300
Interest expense, net	95,599	103,860
Foreign exchange loss, net	74,384	41,061
Other non-operating expense (income), net	29,374	(23,493)
Operating (loss) income	(94,106)	223,715
Depreciation	100,228	103,940
Amortization - purchase accounting	42,080	47,514
Amortization - non-purchase accounting (1)	74,602	73,249
Restructuring expense	43,429	2,412
Stock-based compensation	1,162	2,912
Other (2)	1,011	(33)
Adjusted EBITDA	168,406	453,709

Cash flows from operating activities	167,831	445,107
Capital expenditures	(60,481)	(111,818)
Free Cash Flow	107,350	333,289

Net (loss) income attributable to IGT PLC	(279,616)	4,856
Foreign exchange loss, net	74,384	41,061
Depreciation and amortization - purchase accounting	42,391	48,146
Restructuring expense	43,429	2,412
Loss on extinguishment of debt	23,260	9,628
Other (2)	1,011	(33)
Income tax impact on adjustments (3)	(26,339)	(15,374)
Adjusted net (loss) income attributable to IGT PLC	(121,480)	90,696
Weighted-average shares - diluted	204,748	204,412
Adjusted weighted-average shares - diluted (4)	204,748	204,412
Net (loss) income attributable to IGT PLC per common share - diluted	(1.37)	0.02
Adjusted net (loss) income attributable to IGT PLC per common share - diluted	(0.59)	0.44

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs
(3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated
(4) Adjusted weighted-average shares – diluted includes shares that were excluded from the GAAP computation, due to the net loss as reported

International Game Technology PLC

Reconciliations of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	For the six months ended
	June 30,
	2020	2019

Net (loss) income	(516,241)	119,482
(Benefit from) provision for income taxes	(8,189)	115,992
Interest expense, net	196,261	206,929
Foreign exchange loss (gain), net	4,024	(17,541)
Other non-operating expense (income), net	32,760	(22,995)
Operating (loss) income	(291,385)	401,867
Goodwill impairment	296,000	-
Depreciation	198,248	209,271
Amortization - purchase accounting	88,750	95,718
Amortization - non-purchase accounting (1)	148,554	145,418
Restructuring expense	47,053	5,701
Stock-based compensation	(11,806)	12,502
Other (2)	1,505	(95)
Adjusted EBITDA	476,919	870,382

Cash flows from operating activities	325,099	591,721
Capital expenditures	(160,179)	(231,003)
Free Cash Flow	164,920	360,718

Net (loss) income attributable to IGT PLC	(527,904)	45,110
Foreign exchange loss (gain), net	4,024	(17,541)
Goodwill impairment	296,000	-
Depreciation and amortization - purchase accounting	89,373	96,982
Restructuring expense	47,053	5,701
Loss on extinguishment of debt	23,260	9,628
Other (2)	1,505	(95)
Income tax impact on adjustments (3)	(38,263)	(24,778)
Adjusted net (loss) income attributable to IGT PLC	(104,952)	115,007
Weighted-average shares - diluted	204,591	204,532
Adjusted weighted-average shares - diluted (4)	204,591	204,532
Net (loss) income attributable to IGT PLC per common share - diluted	(2.58)	0.22
Adjusted net (loss) income attributable to IGT PLC per common share - diluted	(0.51)	0.56

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs
(3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated
(4) Adjusted weighted-average shares – diluted includes shares that were excluded from the GAAP computation, due to the net loss as reported

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data				As	Constant	Key Performance Indicators			%
3 Month Period Ended June 30th		Q2 '20	Q2 '19	Reported	FX	3 Month Period Ended June 30th	Q2 '20	Q2 '19	Change
Gaming	Total revenue	166	601	-72%	-72%	Installed base units (end of period)
	Gaming services	111	382	-71%	-71%	Casino	28,134	31,112	-9.6%
	Terminal	37	279	-87%	-87%	Casino - L/T lease (1)	930	-	NM
	Other	75	103	-28%	-27%	VLT - Government sponsored (ex-Italy)	18,669	18,651	0.1%
	Product sales	55	219	-75%	-75%	VLT - Italy supplier (B2B)	7,253	7,524	-3.6%
	Terminal	44	155	-72%	-72%	Total installed base units	54,986	57,287	-4.0%
	Other	11	64	-82%	-82%	Yield (average gross revenue per unit per day)	$ 5.41	$ 27.96	-80.7%
						(1) Yield calculations should exclude these units due to
Lottery	Total revenue	394	531	-26%	-25%	accounting treatment as sales-type leases
	Lottery services	372	495	-25%	-24%
	FMC	352	460	-23%	-23%	Additional Italian network details:
	Instant ticket & draw games	352	460	-24%	-23%	VLT - Operator (B2C)	10,844	10,929	-0.8%
	Other services	0	0	0%	0%	AWP	37,138	40,268	-7.8%
	LMA	20	36	-43%	-43%
	Product sales	22	35	-39%	-38%	Machine units shipped
						New/expansion	1,443	1,138	26.8%
Other	Total revenue	77	102	-25%	-22%	Replacement	1,552	10,086	-84.6%
	Service revenue	77	102	-25%	-23%	Total machines shipped	2,995	11,224	-73.3%
	Product sales	0	0	186%	186%
						Global lottery same-store revenue growth
Consolidated	Revenue	637	1,234	-48%	-48%	Instant ticket & draw games			0.9%
	Operating (Loss)/Income:					Multistate jackpots			-25.5%
	Segment total	29	327	-91%	-91%	Total lottery same-store revenue growth (ex-Italy)			-1.7%
	Purchase accounting	(42)	(48)	-12%	-12%	Italy lottery revenue growth			-54.8%
	Corporate support	(80)	(55)	-46%	-47%
	Total	(94)	224	NM	NM